                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D. C.  20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                 CHEMFIRST INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   16361A106
                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).


*

     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16361A106

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

       J. KELLEY WILLIAMS, SS# ###-##-####

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
       (a)  Not applicable
       (b)  Not applicable

3      SEC USE ONLY:

4      CITIZENSHIP OR PLACE OF ORGANIZATION:          U. S. A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5      SOLE VOTING POWER:  1,166,964

6      SHARED VOTING POWER:  171,518

7      SOLE DISPOSITIVE POWER:  1,166,964

8      SHARED DISPOSITIVE POWER:  171,518

9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
              1,338,482

10     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
              [ ]:

11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:  6.3%

12     TYPE OF REPORTING PERSON:

                     IN

ITEM 1.

(a)    Name of Issuer:

              ChemFirst Inc.
              700 North Street
              P. O. Box 1249
              Jackson, MS  39215-1249

(b)    Address of Issuer's Principal Executive Offices:

              700 North Street
              P. O. Box 1249
              Jackson, MS  39215-1249

ITEM 2.

(a)    Name of Person Filing:  J. Kelley Williams

(b)    Address of Principal Business Office:

              ChemFirst Inc.
              700 North Street
              P. O. Box 1249
              Jackson, MS  39215-1249

       Person filing is Chief Executive Officer and Chairman of the Board of the issuer.

(c)    Citizenship of Person Filing:  USA

(d)    Title of Class of Securities:  Common Stock

(e)    Cusip Number of Issuer:  16361A106


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

              Not applicable.

ITEM 4.       OWNERSHIP

       (a)    Amount beneficially owned as of December 31, 1996:
              1,338,482 (includes 472,002 shares which the reporting person has the right to acquire)

       (b)    Percent of Class:  6.3%

       (c) Person filing has sole power to vote or to direct the vote and sole power to dispose or direct the disposition of 1,166,964 shares.

              Person filing has shared power to vote or to direct the vote and shared power to dispose or direct the disposition of 171,518 shares.

ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS []

ITEM 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

              Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

              Not applicable.

ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

              Not applicable.

ITEM 9.       NOTICE OF DISSOLUTION OF GROUP

              Not applicable.

ITEM 10.      CERTIFICATION

              The certification pursuant to Rule 13(d)-1(b) is not applicable.

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




 February 10, 1997                    /s/ J. Kelley Williams
-----------------------              ------------------------------------------
         Date                               Signature



                                      J. Kelley Williams
                                     ------------------------------------------
                                     Chairman of the Board and
                                        Chief Executive Officer